Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on July 25, 2012 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated July 16, 2012.

China Insurance Regulatory Commission approved the qualifications of Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang as directors of the Company on July 24, 2012. The term of the above directors commenced on July 24, 2012.

Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Yang Mingsheng, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company; Zhang Xiangxian, non-executive director of the Company; Sun Changji, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Miao Jianmin and Wang Sidong, non-executive directors of the Company and Bruce D. Moore, independent non-executive director of the Company, were on leave for business and authorized in writing, Liu Yingqi, executive director of the Company, Zhang Xiangxian, non-executive director of the Company, and Anthony Francis Neoh, independent non-executive director of the Company, to act on their behalf and cast the votes for them respectively. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

Commission File Number 001-31914

Ms. Liu Yingqi, executive director of the Company, presided over the review of the Proposal Regarding the Election of Mr. Yang Mingsheng as the Chairman of the Fourth Session of the Board of Directors of the Company. Mr. Yang Mingsheng, the elected new chairman, presided over the review of other proposals. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal Regarding the Election of Mr. Yang Mingsheng as the Chairman of the Fourth Session of the Board of Directors of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

2. Passed the Proposal Regarding the Setting and Members of the Board Committees of the Fourth Session of the Board of Directors of the Company

It is resolved that the Fourth Session of the Board of Directors of the Company shall include the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee. It is also resolved to dissolve the Budget, Execution and Assessment Committee. The members of each of the Board committees are as follows:

The Audit Committee shall be composed of Bruce D. Moore, Sun Changji and Tang Jianbang, independent non-executive directors of the Company. Mr. Bruce D. Moore shall be the chairman and the financial expert of the Audit Committee.

The Risk Management Committee shall be composed of Anthony Francis Neoh, independent non-executive director of the Company; Zhang Xiangxian, non-executive director of the Company; and Liu Yingqi, executive director of the Company. Mr. Anthony Francis Neoh shall be the chairman of the Risk Management Committee.

The Nomination and Remuneration Committee shall be composed of Sun Changji, Bruce D. Moore, independent non-executive directors of the Company; and Miao Jianmin, non-executive directors of the Company. Mr. Sun Changji shall be the chairman of the Nomination and Remuneration Committee.

The Strategy and Investment Decision Committee shall be composed of Tang Jianbang, independent non-executive director of the Company; Wang Feng, executive director of the Company; Wang Sidong, non-executive director of the Company; Lin Dairen, executive director of the Company; and Anthony Francis Neoh, independent non-executive director of the Company. Mr. Tang Jianbang shall be the chairman of the Strategy and Investment Decision Committee.

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

July 25, 2012